
August 9, 2024

Mallika Sinha
Chief Financial Officer
Goldman Sachs Real Estate Finance Trust Inc
200 West Street
New York, New York 10282

> **Re: Goldman Sachs Real Estate Finance Trust Inc**
> **Registration Statement on Form 10**
> **Filed July 16, 2024**
> **File No. 000-56667**

Dear Mallika Sinha:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10
General

1. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934 even if comments remain outstanding. In that case consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Temporary Strategies, page 13

2. Please state whether the Adviser may change your investment strategy without shareholder notice or consent. If true, please also provide risk factor disclosure.

Ownership Structure, page 15

3. Please revise the chart on page 16 to show the ownership by GS Fund Holdings, L.L.C. and the percentage ownership of the various entities identified. Clarify the references to

GS REFT Investments LP and GS REFT Investments Holdings LLC.

Security Ownership of Certain Beneficial Owners, page 110

4.   Please identify clearly all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the shareholder.

Net Asset Value Calculation and Valuation Guidelines, page 148

5.   We note your use of periodic NAV to calculate certain fees and for pricing your share repurchase plan. Please provide us, on a supplemental basis, with your template for future NAV disclosures. Additionally, please confirm that when you include an estimate of NAV in your filings you will include the supporting disclosures referenced in CF Disclosure Guidance Topic No. 6.

6.   We note your disclosure that if the transaction price is not made available on or before the eighth business day before the first calendar day of the month, or a previously disclosed transaction price for that month is changed, then we will provide notice of such transaction price directly to subscribing investors when such transaction price is made available. Please clarify how you will communicate such NAV pricing directly to investors.

Share Repurchase Plan, page 167

7.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the plan is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the plan is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

8.   We note that you may conduct the share repurchase program during the offering period of your continuing private placement offering. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the plan is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Robert Bergdolt